FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Proposal for Election of Members of the Board of Directors

The management of Companhia Brasileira de Distribuição (“Company”) hereby submits to the resolution by its shareholders, at an Extraordinary Shareholders Meeting to be held on October 9th, 2015, at 10:00 a.m., at the Company’s headquarters, located at Avenida Brigadeiro Luís Antonio, 3142, in the city and state of São Paulo, a proposal for the election of three members to the Board of Directors of the Company.

In compliance with article 10 of the CVM Rule n° 481/2009, the management attaches to this proposal the information to be provided in items 12.6 to 12.10 of the Company’s Formulário de Referência, regarding the candidates indicated to hold the position as members of the Board of Directors (Annex I).

The shareholders intending to be represented by proxies at the meeting shall send the relevant documents making proof of their capacity as shareholders of the Company and the proxies at least seventy-two (72) hours before the time set for the meeting to take place. The documents shall be sent to the Corporate Legal Department of the Company, at Avenida Brigadeiro Luis Antonio, no 3,142, in the city and state of São Paulo, with acknowledgment of receipt.

Finally, the management clarifies that this proposal, as well as the Call Notice to the Shareholders’ Meeting, are available at the Company’s headquarters, at the Company’s Investor Relations webpage (www.gpari.com.br) and at Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br).

São Paulo, September 9th, 2015.

ANNEX I

Information on the candidates for the position of members of the Company’s Board of Directors

Items 12.6 to 12.10 of the Company’s Formulário de Referência

12.6. Regarding each of the members of the management and members of the fiscal counsel, indicate, in a chart:

Name:	Carlos Mario Giraldo Moreno
Age:	55 years old
Profession:	Lawyer
CPF or passport number:	PE085281
Elective Position:	Member of the Board of Directors
Election date (aimed):	October 9 th, 2015
Tenure from (aimed)	October 9 th, 2015
Term of Office:	2016 Ordinary Shareholders’ Meeting
Other positions or functions performed in the Company:	None
Indication whether appointed by controlling shareholder or not:	Yes

Name:	Filipe Da Silva Nogueira
Age:	41 years old
Profession:	Business Administrator
CPF or passport number:	14FV03499
Elective Position:	Member of the Board of Directors
Election date (aimed):	October 9 th, 2015
Tenure from (aimed)	October 9 th, 2015
Term of Office:	2016 Ordinary Shareholders’ Meeting
Other positions or functions performed in the Company:	None
Indication whether appointed by controlling shareholder or not:	Yes

Name:	Jose Gabriel Loaiza Herrera
Age:	40 years old
Profession:	Business Administrator
CPF or passport number:	PE079042
Elective Position:	Member of the Board of Directors
Election date (aimed):	October 9 th, 2015
Tenure from (aimed)	October 9 th, 2015
Term of Office:	2016 Ordinary Shareholders’ Meeting
Other positions or functions performed in the Company:	None
Indication whether appointed by controlling shareholder or not:	Yes

12.7. Provide the information mentioned in item 12.6 regarding the members of the statutory committees, as well as the audit, risk, financial and compensation committee, even if these committees or structures are not statutory:

Not applicable.

12.8. Regarding each of the members of the management and members of the fiscal counsel, provide:

a.            Curriculum

Mr. Carlos Mario Giraldo is currently the Chief Executive Officer (CEO) of Grupo Exito, and has been in such position since March 2013, after five years as Chief Operating Officer (COO) in the aforementioned company. In addition to that, Mr. Carlos Mario Giraldo is member of Casino’s Executive Committee.

Before joining Grupo Exito, Mr. Carlos Mario Giraldo acted as president of Industrias Alimenticias Noel S.A. (from 1997 to 2005), president of Compañia de Galletas Noel S.A. and executive and vice-president of Grupo Nutresa (from 2005 to 2007)

Mr. Carlos Mario Giraldo is a lawyer, having graduated from Universidad de Medlin, with a master’s in law from Tulane University, and participated in the Management Programs at Kellogg School of Management and Stanford University and Strategic Planning Management in Retailing in Babson College.

________________________________________

Mr. Filipe da Silva Nogueira is currently the Chief Financial Officer (CFO) of Grupo Exito, position which he holds since February 2013.

Before joining Grupo Exito, Mr. Filipe da Silva Nogueira was Business Controller of Totalgas Argentina, Gas Consultant of Totalfina, and worked for eleven (11) years in the Carrefour Group, having occupied the positions of Zone Financial Controller of Carrefour Zona Americas (2002-2003), Country Controlling Directior of Carrefour Colombia (from 2003 t0 2008), Chief Financial Officer of Carrefour Indica (2008-2009) and Chief Financial Officer of Carrefour Indonesia.

Mr. Filipe da Silva Nogueira has an extensive international experience in emerging countries such as Argentina, Colombia, India and Indonesia. Mr. Filipe da Silva Nogueira has a master’s degree in Business Administration from Europe’s ESCP Business School.

________________________________________

Mr. Jose Gabriel Loaiza Herrera is the commercial and supply chain vice-president of Grupo Exito since 2011, having occupied also the positions of Corporate Manager of Leisure, Consumer Electronics and Household Apliances (2010-2011) and Director of Financial Planning (from 2006 to 2008).

Mr. Jose Gabriel Loaiza Herera is graduated in Business Administration by the Universidad Nacional de Comlombia and has a Master of Business Administration (MBA) by the Texas A&M University.

b.            Description of any of the following events, if they occurred in the last five years: (i) any criminal conviction; (ii) any conviction in an administrative proceeding before the CVM and the penalties applied; (iii) any conviction under an administrative or judicial decision that hás become final and that suspended or disqualified the individual from the practice of any professional or commercial activity.

Mr. Carlos Mario Giraldo, Mr. Filipe da Silva Nogueira and Mr. Jose Gabriel Loaiza Herrera have nothing to disclose in this regard and are not included in any of the hypotheses listed in this item.

12.9. State the existence of a spousal relationship, stable union or kinship to the second degree between: (a) the issuer’s officers and directors; (b) (i) the issuer’s officers and directors and (ii) the officers and directors of companies controlled directly or indirectly by the issuer; (c) (i) the officers and directors of the issuer or of companies controlled and (ii) the direct or indirect controlling shareholders of the issuers; and (d) (i) the issuer’s officers and directors and (ii) the officers and directors of companies that control the issuer, directly and indirectly.

Mr. Carlos Mario Giraldo, Mr. Filipe da Silva Nogueira and Mr. Jose Gabriel Loaiza Herrera have nothing to disclose in this regard and are not included in any of the hypotheses listed in this item.

12.10. Describe relationships of subordination (employment), provision of services or control existing in the last three fiscal years between the issuer’s officers and directors and (a) any company controlled directly and indirectly by the issuer; (b) the issuer’s direct or indirect controlling shareholder; and (c) where relevant, any supplier, customer, debtor or creditor of the issuer, or its controlled or controlling companies, or controlled or controlling companies of any of such persons.

Mr. Carlos Mario Giraldo is Chief Executive Officer (CEO) of Grupo Exito and a member of Casino’s Executive Committee, Mr. Filipe da Silva Nogueira is Chief Financial Officer (CFO) of Grupo Exito and Mr. Jose Gabriel Loaiza Herrera is commercial and supply chain vice-president of Grupo Exito.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 9, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.